December 21, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Jeffrey Lewis

Wilson Lee

Rahul K. Patel

Kim McManus

Re:	Dover Downs Gaming & Entertainment, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed November 5, 2018

File No. 001-16791

Ladies and Gentlemen:

Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (“Dover Downs,” the “Company,” “we,” “our” or “us”), received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 3, 2018 with respect to our Preliminary Proxy Statement on Schedule 14A, filed on November 5, 2018 (the “Proxy Statement”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

As discussed with the Staff, Twin River Worldwide Holdings, Inc., a Delaware corporation (“Twin River”), is filing a registration statement on Form S-4 (the “S-4”) in lieu of the Company filing an amendment to the Proxy Statement. The S-4 includes the amended Proxy Statement and incorporates the changes described below in response to the Staff’s comments and other updates. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the S-4.

PREM14A FILED ON NOVEMBER 5, 2018

General

1.            Please update your historical and pro-forma financial information in accordance with Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, historical and pro-forma financial information in accordance with Rule 3-12 of Regulation S-X has been updated throughout the S-4.

Securities and Exchange Commission
December 21, 2018

2.            Please provide us with copies of all materials prepared by each of the companies' financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books, transcripts, summaries and video presentation materials.

Response:

Materials prepared by Houlihan Lokey Capital, Inc., Citizens Capital Markets, Inc., Moelis & Company and Stifel Financial Corp. and shared with the board of directors of Dover Downs and Twin River, as applicable, are being provided under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, we have requested that these materials be returned promptly following completion of the Staff's review thereof. By separate correspondence, we requested confidential treatment of these materials pursuant to the provisions of Rule 83.

3.            We note your references to synergies potentially available in the proposed transaction. Please expand your disclosure to elaborate on the nature of the synergies, provide a reasonable basis substantiating them, quantify them to the extent possible, and discuss any material assumptions underlying the synergies disclosed.

Response:

In response to the Staff’s comment, the disclosure on page 97 of the S-4 has been revised to expand the disclosure of the synergies.

Risk Factors,

The gaming industry is very competitive, page 33

4.            You state that the Combined Company may face competition from other gaming facilities which are able to offer sports wagering services following the enactment of applicable legislation. Please identify states near the Combined Company's properties that currently permit, or have pending legislation intending to permit, sports betting.

Response:

In response to the Staff’s comment, the disclosure on pages 35 and 137 of the S-4 has been updated to identify states near the Combined Company’s properties that currently permit, or having pending legislation intending to permit, sports betting.

Securities and Exchange Commission
December 21, 2018

Background of the Merger, page 50

5.            We note your disclosure on page 51 that shortly after Party A's November 30, 2017 indication of interest, Mr. Sutor told a representative of Party A that Dover Downs believed it may be appropriate to await the outcome of potential legislative initiatives before Dover Downs responded. Please expand your disclosure to specify the legislative initiatives. Please also clarify the outcome of these initiatives and whether they reached a final resolution prior to the March 16, 2018 meeting of the Dover Downs executive committee. To the extent the legislative initiatives were not resolved, please expand your disclosure to discuss any reasons why Dover Downs pursued a transaction with Twin River rather than Party A.

Response:

In response to the Staff’s comment, the disclosure has been revised on pages 53 and 56 of the S-4 to describe the legislative initiatives and the outcome.

6.            We note your disclosure indicating that Dover Downs did not specifically respond to Party A's November 30, 2017 indication of interest. Please expand your disclosure to clarify whether Dover Downs considered Party A's indication of interest, or Party A's revised indication of interest, received in December 2017. Please also clarify why Dover Downs did not respond to the revised indication of interest in December 2017.

Response:

In response to the Staff’s comment, the disclosure has been revised on page 53 of the S-4.

7.            You state that the Committee was formed on March 16, 2018 to assist Dover Downs board of directors in exploring various avenues available to enhance shareholder value. Please expand your disclosure to describe the alternatives considered.

Response:

In response to the Staff’s comment, the disclosure has been revised on pages 54 and 55 of the S-4.

8.            We note your disclosure that on April 5, 2018, Citizens, on behalf of Dover Downs sent a set of discussion points which outlined a stock-for-stock business combination between Twin River and Dover Downs, which valued Twin River at a hypothetical enterprise value of $1,396.8 million and Dover Downs a hypothetical enterprise value of $120.9 million. Please discuss how Citizen arrived at these valuations, and any discussions between Dover Downs and Citizen prior to presenting the discussion points. Please also clarify when any due diligence of Twin River commenced.

Response:

In response to the Staff’s comment, the disclosure has been revised on page 54 of the S-4 to describe how Citizens arrived at these valuations. The disclosure has also been revised on page 54 of the S-4 to state when due diligence commenced.

Securities and Exchange Commission
December 21, 2018

9.           We note your disclosure that on April 5, 2018, the Committee resolved to authorize Citizen to begin more formal discussions with Twin River relative to price and deal structure. Please clarify whether Citizen considered deal structures alternative to a stock-for-stock merger.

Response:

In response to the Staff’s comment, disclosure has been added on page 54 of the S-4 to describe the parties’ rationale for focusing on a stock-for-stock merger.

10.         You state that on April 10, 2018, a representative of Moelis verbally indicated to a representative of Citizens that Twin River was willing to increase the equity consideration to Dover Downs. The revised terms would result in Dover Downs stockholders receiving 4.3% of the post-closing equity of the combined company. It is unclear how the revised terms differ from the March 7, 2018 offer, as previously described. Please revise to clarify.

Response:

In response to the Staff’s comment, disclosure has been added on page 55 of the S-4 to explain that, despite differences in the valuations of each company’s EBITDA contributions, the revised terms would still have resulted in Dover Downs stockholders receiving 4.3% of the post-closing equity of the combined company.

11.         Please clarify whether Citizen presented the Committee with the April 10, 2018 or April 16, 2018 proposals from Moelis and whether the Committee reviewed and rejected the proposals.

Response:

In response to the Staff’s comment, disclosure has been added on page 55 of the S-4 to explain that the Committee was kept informed of the April 10, 2018 and April 16, 2018 proposals.

12.         Please revise your discussion on page 54 to identify the material changes in legislation Delaware enacted on June 30, 2018 as compared to those that the parties had assumed on April 27, 2018.

Response:

In response to the Staff’s comment, disclosure has been added on page 56 of the S-4.

Securities and Exchange Commission
December 21, 2018

Recommendation of the Dover Downs Board of Directors; Dover Downs’ Reasons for the Merger
Dover Downs’ Reasons for the Merger, page 55

13.         We note that the exchange ratio set forth in the Merger Agreement is fixed and thus will not fluctuate up or down based on the market price of a share of Dover Downs common stock or the value of a share of class A common stock prior to the Merger. Please revise to discuss in more detail any material risks related to a change in the market price of common stock or value of class A common stock prior to the Merger.

Response:

In response to the Staff’s comment, disclosure has been added on pages 25 and 59 of the S-4.

The Merger
Opinion of the Financial Advisor to the Committee, page 57

14.         In paragraph 6 you state that Houlihan Lokey reviewed the publicly available financial terms of certain transactions it deemed relevant. To the extent material, please: 1) clarify the nature of the analysis Houlihan Lokey performed with respect to the transactions referenced; 2) identify the transactions considered; 3) state the criteria used to select the comparable transactions; and 4) disclose whether, and if so why, Houlihan Lokey excluded any transactions meeting the selection criteria from the analyses.

Response:

Houlihan Lokey has advised Dover Downs that although Houlihan Lokey reviewed the publicly available financial terms of certain transactions it deemed relevant, for purposes of its opinion, Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions, and as a consequence, such review was not material.

15.         We note that management of Dover Downs and Twin Rivers advised Houlihan Lokey that the impact of recent changes in the laws regarding sports betting on the future financial results and condition of the companies was unknown at the time of Houlihan Lokey's opinion and not susceptible to estimation or determination. Please clarify how this disclosure reconciles with Dover Downs decision not to respond to Party A's offer and instead await the outcome of potential legislative initiatives before responding.

Response:

The legislative initiatives referred to on page 53 of the S-4 related to the revenue-sharing model with the Delaware lottery and are unrelated to laws regarding sports betting. The disclosure has been revised on page 56 of the S-4 in response to clarify this fact.

Securities and Exchange Commission
December 21, 2018

Financial Analysis, page 61

16.         Please expand your disclosure to discuss how Houlihan Lokey deemed the selected publicly traded companies relevant, and the rationale for using such criteria. Please also clarify whether, and if so why, Houlihan Lokey excluded any companies meeting its selection criteria from the analyses.

Response:

In response to the Staff’s comment, disclosure has been added on page 64 of the S-4.

Other Matters, page 63

17.         You state that Houlihan Lokey and certain of its affiliates “may have” committed to invest in private equity or other investment funds managed or advised by SG, other participants in the Merger or certain of their affiliates and “may have” co-invested with members of the SG Group, other participants in the Merger or their affiliates. Please confirm that any such relationship is immaterial or revise to specifically describe any material relationship that existed during the past two years or is mutually understood to be contemplated as required by Item 1015(b)(4) of Regulation M-A.

Response:

Houlihan Lokey has advised Dover Downs that it believes that the existing disclosure satisfies the requirements of Item 1015(b)(4) of Regulation M-A with respect to the description of any material relationships that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Houlihan Lokey and its affiliates and SG and its affiliates and that no additional disclosure is required.

The Twin River Projections, page 65

18.         We note that the projections of net revenues in 2018 reflect an increase of over 100% from 2017 levels as reported in Twin River’s financial statements. Given that the projections do not appear in line with historic operating trends, please clarify if the projections reflect anticipated changes or trends.

Response:

The S-4 has been updated to reflect the correct projections of revenues, net under “The Merger – Certain Unaudited Projections – The Twin River Projections.” See page 68 of the S-4.

Securities and Exchange Commission
December 21, 2018

Twin River’s Reasons for the Merger, page 65

19.         We note your reference to a potential tender offer or other return of capital transaction after the closing. Please expand your disclosure to discuss whether any such transaction is currently contemplated, or consider revising to remove this reference.

Response:

Twin River has not yet determined whether it will undertake a tender offer or other return of capital transaction. Twin River will provide additional information if and when it makes a determination regarding any such transaction.

Comparative Historical and Unaudited Pro Forma per Share Data, page 99

20.         Please tell us and revise your disclosure to describe how you calculated pro forma book value per share. Your expanded disclosures should include the components of your calculation and how the components were derived and/or reference where such components have been disclosed within your filing.

Response:

In response to the Staff’s comment, the calculation of pro forma book value per share has been updated under “Comparative Historical and Unaudited Pro Forma Per Share Data.” See pages 23 and 101 of the S-4.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (302) 475-6756.

Very truly yours,

/s/ Klaus M. Belohoubek

Klaus M. Belohoubek

Senior Vice President - General Counsel

cc:	Marc Leaf, Drinker Biddle & Reath LLP Randi L. Strudler, Jones Day Rory T. Hood, Jones Day